255 Padgette Street, Suite 4

Chicopee, MA 01022

(v) 413.593.1102

(f) 413.593.1103

February 25, 2009

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Pogo Jet. Inc.
Registration Statement on Form S-1
Initially Filed with the Securities and Exchange Commission on September 13, 2007
(Registration No. 333-146054)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Pogo Jet. Inc (the “Company”) hereby applies for the withdrawal of its registration statement on Form S-1, File No. 333-146054 which was initially filed with the Commission on September 13, 2007 (the “Registration Statement”).

No sales of any of the Company’s securities have been made pursuant to the Registration Statement. The Company does not intend to sell securities registered pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as practicable.

If the staff should have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (413)593-1102 or Robert Cohn of Hogan & Hartson L.L.P., at (202)637-4999.

Very truly yours,

POGO JET, INC.

By:	/s/ Travis Allen

Name:	Travis Allen
Title:	Senior Vice President of Planning and Administration and Corporate Secretary